UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2016

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ROYAL DUTCH SHELL PLC FIRST QUARTER 2016 INTERIM DIVIDEND

The Board of Royal Dutch Shell plc (“RDS”) today announced an interim dividend in respect of the first quarter of 2016 of US$0.47 per A ordinary share (“A Share”) and B ordinary share (“B Share”), equal to the US dollar dividend for the same quarter last year.

RDS provides eligible shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme (“the Programme”). For further details please see below.

Details relating to the first quarter 2016 interim dividend

It is expected that cash dividends on the B Shares will be paid via the Dividend Access Mechanism from UK-sourced income of the Shell Group.

Per ordinary share	Q1 2016
RDS A Shares (US$)	0.47
RDS B Shares (US$)	0.47

Cash dividends on A Shares will be paid, by default, in euro, although holders of A Shares will be able to elect to receive dividends in pounds sterling.

Cash dividends on B Shares will be paid, by default, in pounds sterling, although holders of B Shares will be able to elect to receive dividends in euro.

The pounds sterling and euro equivalent dividend payments will be announced on June 13, 2016.

Per ADS	Q1 2016
RDS A ADSs (US$)	0.94
RDS B ADSs (US$)	0.94

Cash dividends on American Depository Shares (“ADSs”) will be paid, by default, in US dollars.

ADS stands for an American Depositary Share. ADR stands for an American Depositary Receipt. An ADR is a certificate that evidences ADSs. ADSs are listed on the NYSE under the symbols RDS.A and RDS.B. Each ADS represents two ordinary shares, two A Shares in the case of RDS.A or two B Shares in the case of RDS.B. In many cases the terms ADR and ADS are used interchangeably.

Scrip Dividend Programme

RDS provides shareholders with a choice to receive dividends in cash or in shares via the Programme.

Under the Programme shareholders can increase their shareholding in RDS by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new A Shares will be issued under the Programme, including to shareholders who currently hold B Shares.

In some countries, joining the Programme may currently offer a tax advantage compared with receiving cash dividends. In particular, dividends paid out as shares by the Company will not be subject to Dutch dividend withholding tax (currently 15 per cent), unlike cash dividends paid on A shares, and they will not generally be taxed on receipt by a UK shareholder or a Dutch shareholder.

Shareholders who elect to join the Programme will increase the number of shares held in RDS without having to buy existing shares in the market, thereby avoiding associated dealing costs.

Shareholders who do not join the Programme will continue to receive in cash any dividends approved by the Board.

Shareholders who held only B Shares and joined the Programme are reminded they will need to make a Scrip Dividend Election in respect of their new A Shares if they wish to join the Programme in respect of such new shares. However, this is only necessary if the shareholder has not previously made a Scrip Dividend Election in respect of any new A Shares issued.

For further information on the Programme, including how to join if you are eligible, please refer to the appropriate publication available on www.shell.com/scrip.

Dividend timetable for the first quarter 2016 interim dividend

Announcement date	May 4, 2016

Ex-dividend date RDS A and RDS B ADS	May 18, 2016

Ex-dividend date RDS A and RDS B shares	May 19, 2016

Record date	May 20, 2016

Scrip reference share price announcement date	May 26, 2016

Closing of scrip election and currency election (See Note)	June 6, 2016

Pounds sterling and euro equivalents announcement date	June 13, 2016

Payment date	June 27, 2016

Note

Both a different scrip and currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies. A different scrip election date may apply to registered and non-registered ADS holders. Registered ADS holders can contact The Bank of New York Mellon for the election deadline that applies. Non-registered ADS holders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Taxation - cash dividends

Cash dividends on A Shares will be subject to the deduction of Dutch dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances.

In April 2016, there were changes to the UK taxation of dividends. The dividend tax credit has been abolished, and a new tax free dividend allowance of £5,000 introduced. Dividend income in excess of the allowance will be taxable at the following rates: 7.5% within the basic rate band; 32.5% within the higher rate band; and 38.1% on dividend income taxable at the additional rate.

If you are uncertain as to the tax treatment of any dividends you should consult your own tax advisor.

Royal Dutch Shell plc

The Hague, May 4, 2016

Contacts:

- Investor Relations: Europe + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; Americas +1 713 241 4544

CAUTIONARY NOTE

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this release “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this release refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2015 (available at www.shell.com/investor and www.sec.gov ). These risk factors also expressly qualify all forward looking statements contained in this release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, May 4, 2016 Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.

We may have used certain terms, such as resources, in this release that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ M.C.M. Brandjes
Name: Michiel Brandjes
Title: Company Secretary

Date: May 4, 2016